Ur-Energy Reports Third Quarter 2012 Results

LITTLETON, Colo., Oct. 31, 2012 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") announces it has filed the Company's Unaudited Interim Consolidated Financial Statements and Management's Discussion and Analysis, for the periods ended September 30, 2012, with Canadian securities authorities on the Company's profile at www.sedar.com and with the U.S. Securities and Exchange Commission on the Company's profile at http://www.sec.gov/edgar.shtml. These filings may also be accessed on the Company's website at www.ur-energy.com.

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About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south-central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production mid-year 2013. Ur-Energy engages in the identification, acquisition, exploration, and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT
Rich Boberg, Director, IR/PR	Wayne Heili, President and COO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.